FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2015

CERAGON NETWORKS LTD. (Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 - _________________

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.

Date: November 10, 2015	By:	/s/ Doron Arazi
Name: Doron Arazi
Title: Executive Vice President and Chief Financial Officer

Exhibit Description
Exhibit A - Ceragon and Statoil, a Leading Energy Company in Oil and Gas Production, Renew their Frame Agreement for 5 Additional Years. The New Frame Agreement will now include the IP-20 Platform.